Brad Pederson

Direct Dial: (612) 672-8341

Direct Fax: (612) 642-4800

Brad.pederson@maslon.com

June 16, 2023

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser

Re:	Sezzle Inc.

Registration Statement on Form S-1

Filed March 22, 2023

File No. 333-270755

Ladies and Gentlemen:

This letter will respond on behalf of Sezzle Inc. (the “Company” or “Sezzle”) to the comment letter dated April 18, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on March 22, 2023 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information.

Registration Statement on Form S-1 filed March 22, 2023

Cover Page

1.	Your registration statement appears to reflect your intent to conduct a direct listing of yourcommon stock on Nasdaq. Please revise the cover page of your prospectus to disclose and clearly explain how the offering price of your common stock will be determined in accordance with Item 501(b)(3) of Regulation S-K. Additionally, please revise other sections of the prospectus, such as Risk Factors and Plan of Distribution, to include this disclosure. Last, please clearly state that the sales price in recent private transactions may have little or no relation to the public offering price of your shares.

The Company is not conducting a “direct listing” as defined in Nasdaq Listing Rule IM-5315-1, or a “direct listing with a capital raise” as defined in Nasdaq Listing Rule IM-5315-2. Nasdaq Listing Rule IM-5315-1, Determination of Price-Based Requirements for Direct Listings on the Nasdaq Global Select Market, defines a “direct listing” as a listing on the Nasdaq Global Market by a company that “has sold common equity securities in private placements, which have not been listed on a national securities exchange or traded in the over-the-counter market pursuant to FINRA Form 211 immediately prior to the initial pricing. Similarly, Nasdaq Listing Rule IM-5315-2, Determination of Price-Based Requirements for Direct Listings with a Capital Raise, states that “in certain cases, a Company that has not previously had its common equity securities registered under the Exchange Act may wish to list its common equity securities on the Exchange at the time of effectiveness of a registration statement pursuant to which the Company will sell shares itself in the opening auction on the first day of trading on the Exchange in addition to or instead of facilitating sales by selling shareholders. Any such listing is referred to as a “Direct Listing with a Capital Raise” where either: (i) only the Company itself is selling shares in the opening auction on the first day of trading; or (ii) the Company is selling shares and selling shareholders may also sell shares in such opening auction.

A company that seeks a direct listing has sold common stock in private placements, has not had its common stock traded on a national securities exchange or the OTC markets, and is not subject to the Exchange Act. Sezzle, by contrast, has completed an initial public offering in Australia (via a Regulation S exemption from the registration requirements of the Securities Act of 1933, as amended) and its common stock (via CDIs) has been traded on the ASX since July 30, 2019. The Company’s common stock is also traded on the OTC Pink Sheet Market. Finally, Sezzle is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and has been reporting pursuant to such Act since it filed a Form 10 Registration Statement on April 13, 2021.

Accordingly, Nasdaq Listing Rule IM-5315-1 does not apply, and Nasdaq has confirmed that the Company is seeking to conduct an uplisting to the Nasdaq Capital Market, rather than a direct listing. The Amendment changes the tier for which the Company is seeking to uplist to the Nasdaq Capital Market.

The Amendment updates the cover page of the prospectus to explain how the offering price of the Company’s common stock may be determined in accordance with Instruction 2 to Item 501(b)(3) Regulation S-K, and provides that sales prices of shares in recent private transactions may have little or no relation to the public offering price of the shares. Further, other sections of the prospectus, such as Risk Factors and Plan of Distribution, have been updated as appropriate to respond to the comments set forth elsewhere in the Comment Letter, but do not include disclosures typically included in a direct listing offering, as such disclosures are not applicable to the offering contemplated by the Amendment.

2.	We note your statement that "[t]here can be no guarantee that we will successfully list our common stock on the Nasdaq Global Market." Please include disclosure as to whether this offering is conditioned upon the listing of your common stock on the Nasdaq Global Market.

This offering is not conditioned upon the listing of our common stock on the Nasdaq Global Market, and we have revised the prospectus included in the Amendment accordingly.

Risk Factors, page 17

3.	Please include additional risk factor disclosure discussing how your direct listing differs from a traditional underwritten initial public offering, including the kinds of safeguards associated with a firm commitment underwritten offering that will not be present in connection with your direct listing, possibly resulting in trading price and volume uncertainty. Also discuss the applicable Nasdaq rules regarding listing requirements and ongoing compliance.

As noted above, the Company intends to effectuate an uplisting, and not direct listing, of its common stock. The Amendment includes disclosures discussing how the Company’s uplisting differs from a traditional underwritten initial public offering. We have also discussed the applicable Nasdaq rules regarding listing requirements and ongoing compliance.

Principal and Registered Stockholders, page 85

4.	We note your statement in the third paragraph of this section beginning with "Because the Registered Stockholders may sell all, some, or none of the shares of our common stock covered by this prospectus..." Please revise your disclosure to clearly state that Registered Stockholders may elect to sell their shares in connection with the direct listing and in market transactions following the direct listing. Additionally, please revise your disclosure to identify the number of shares that may be freely sold by the Registered Stockholders in reliance on an exemption from registration such as Rule 144.

We have revised our disclosure to state that Registered Stockholders may elect to sell their shares in connection with the uplisting and market transactions following the listing. The prospectus also discloses that the Registered Stockholders are eligible to sell 3,015,924 shares of common stock under Rule 144, subject to compliance with such Rule, and directs investors to review the “Shares Eligible for Future Sale” section of the prospectus for further information.

Plan of Distribution, page 154

5.	We note that you intend to list your common stock on the Nasdaq. Please revise your disclosure in your Plan of Distribution section to discuss, as applicable, the role of the Nasdaq as the exchange in the offering (e.g., its consultations with any financial advisors in accordance with Nasdaq's listing rules, as well as the lack of involvement of the company).

As this offering is occurring in connection with an uplisting of the Company’s common stock, there have been no financial advisors engaged by the Company, and Nasdaq’s role in the offering does not include efforts typically required in a direct listing scenario.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (651) 338-1106 or Brad.Pederson@maslon.com.

Sincerely,

/s/ Brad Pederson
Brad Pederson

cc: Jack Cohen, Esq.